UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

                      (Amendment No. 3)*

CH Energy Group, Inc.
(Name of Issuer)

                      Common Stock
(Title of Class of Securities)

12541M102
(CUSIP Number)

                      June 27, 2013
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
                [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (11) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (11) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (11) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (11) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	:5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (9) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (9) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) IN

ITEM 1.
(a)	Name of Issuer :
CH Energy Group, Inc.

(b)	Address of Issuer’s Principal Executive Officer:
284 South Avenue, Poughkeepsie, New York 12601-4839
ITEM 2.
(a)	Name of Person Filing:
This Schedule 13G is being filed by Gabelli Funds, LLC, GAMCO Asset Management Inc., GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli (each a “Reporting Person” & collectively the “Reporting Persons”).

(b)	Address of Principal Business Office:
One Corporate Center, Rye, N.Y. 10580

(c)	Citizenship
Gabelli Funds, LLC is a New York limited liability Company; GAMCO Asset Management Inc. is a New York corporation; GGCP, Inc. is a Wyoming corporation; GAMCO Investors, Inc. is a New York corporation; Mario J. Gabelli is a U.S. citizen.

(d)	Title of Class of Securities:
Shares of Common Stock, Par Value $0.10 per share

(e)	Cusip Number:
12541M102

ITEM 3.
If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(for Gabelli Funds, LLC, GAMCO Asset Management Inc. and Teton Advisors, Inc. only)

(f) [ ] An employee benefit plan or endowment fund in accordance with Section
240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Section
240.13d-1(b)(1)(ii)(G);
                    (for GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli only)

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution

ITEM 4.
As a result of the Issuer’s completion of the merger with Fortis Inc., the Reporting Persons no longer have beneficial ownership of any of the Issuer’s shares.

The Reporting Persons cease to be beneficial owners of 5% or more of the Issuer’s common stock on
June 27, 2013.

ITEM 5.
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [X].

ITEM 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.
Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.
Notice of Dissolution of Group.
Not applicable.

ITEM 10.
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            June 28, 2013

GGCP, INC.
MARIO J. GABELLI

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                     President & Chief Operating Officer – GAMCO Investors, Inc.
                                                                                                     President – GAMCO Asset Management Inc.
     President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC